

610 Bay Boulevard

Chula Vista, CA 91910

(619) 691-1519

July 28, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Dear Joyce Sweeney:

This letter is in response to your request for a 10-K/A to be filed by First PacTrust Bancorp, Inc. to correct the inadvertent omission of our auditor's signature on their opinion attached to our 10-K. The amendment has been made and was filed with the Securities and Exchange Commission on July 27, 2005 through the EDGAR filing system. Please note that the company is also aware of the following:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Hans Ganz
President and CEO